Mail Stop 4561

March 12, 2010

Mr. John H. Freeman
President
Dataram Corporation
P.O. Box 7528
Princeton, NJ 08543-7528

      Re: Dataram Corporation
             Form 10-K for the Fiscal Year Ended April 30, 2009
             Form 8-K Filed on April 6, 2009, as Amended on May 26, 2009
             File No. 001-08266

Dear Mr. Freeman:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief